Drinker Biddle & Reath LLP

One Logan Square

18th and Cherry Streets

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

October 29, 2015

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             The RBB Fund, Inc. (Registration No. 33-20827/811-5518) —

Response to Examiner Comments on Post-Effective

Amendment No. 180

Dear Ms. Lithotomos:

This letter responds to your comments on Post-Effective No. 180 (“PEA No. 180”) to the Registration Statement on Form N-1A of The RBB Fund, Inc. (the “Registrant”) filed with the Commission on August 14, 2015.  PEA No. 180 seeks to register an unlimited number of shares in a new series of Registrant to be known as the Boston Partners Emerging Markets Long/Short Fund (the “Fund”).  Terms not otherwise defined herein will have the same meaning as set forth in the Registration Statement.

1.                                      Comment:  Please confirm that any estimated level of acquired fund fees and expenses does not require a separate heading in the expenses and fee table.

Response:  The Registrant does not expect to incur acquired fund fees and expenses that will exceed 0.01% of average net assets of the Fund, and therefore no line item for acquired fund fees and expenses is required.

2.                                      Comment:  Please confirm that the contractual fee waiver and expense limitation is only reflected in the expense Example for the period in which it is in place.

Response:  The Registrant confirms that the contractual fee waiver and expense limitation is only reflected in the expense Example for the period in which it is in place.

3.                                      Comment:  In light of the term “emerging markets” in the Fund’s name, please state that Fund will invest at least 80% of its assets in emerging market securities, in accordance with Rule 35d-1 under the 1940 Act (the fund name rule).

Response:  The Registrant will add the following disclosure to the “Summary of Principal Investment Strategies” section:

The Fund intends, under normal circumstances, to invest at least 80% of its net assets (including borrowings for investment purposes) in the securities of emerging market issuers, related derivative instruments and other investments that are tied economically to emerging market countries.  The Adviser considers an emerging market country to include any country that is: 1) generally recognized to be an emerging market country by the international financial community, including the World Bank; 2) classified by the United Nations as a developing country; or 3) included in the MSCI Emerging Markets Index. The Adviser determines that an investment is tied economically to an emerging market if such investment satisfies one or more of the following conditions: 1) the issuer’s primary trading market is in an emerging market; 2) the issuer is organized under the laws of, derives at least 50% of its revenue from, or has at least 50% of its assets in emerging markets; 3) the investment is included in an index representative of emerging markets; and 4) the investment is exposed to the economic risks and returns of emerging markets.

4.                                      Comment:  Please explain how the Fund intends to include short sale positions in its calculation of the 80% minimum for Rule 35d-1 purposes.

Response:  The Fund intends to calculate the 80% minimum by including short sale proceeds in the denominator, and the short sale position, if relating to emerging market instruments, in the numerator.

5.                                      Comment: Under the section entitled Summary of Principal Risks, please add the word “speculative” with respect to the discussion on short sales.

Response:  The Registrant will revise the short sales risk to read “Short sales of securities may result in gains if a security’s price declines, but may result in losses if a security’s price rises. In a rising market, short positions may be more likely to result in losses because securities sold short may be more likely to increase in value. Short selling is speculative and involves the risks of: increased leverage, and its accompanying potential for losses; the potential inability to reacquire a security in a timely manner, or at an acceptable price; the possibility of the lender terminating the loan at any time, forcing the Fund to close the transaction under unfavorable circumstances; the additional costs that may be incurred; and the potential loss of investment flexibility caused by the Fund’s obligations to provide collateral to the lender and set aside assets to cover the open position. Short sales “against the box” may protect the Fund against the risk of losses in the value of a portfolio security because any decline in the value of the security should be wholly or partially offset by a corresponding gain in the short position. Any potential gains in the security, however, would be wholly or partially offset by a corresponding loss in the short position. Short sales that are not “against the box” involve a form of investment leverage, and the amount of the Fund’s loss on a short sale is potentially unlimited. The use of short sales may cause the Fund to have higher expenses than those of other equity mutual funds because of higher transaction costs, premiums, interest or dividends payable to the lender.”

6.                                      Comment:  Please confirm whether “Indexed Securities Risk” is a principal risk of the Fund because investing in indexed securities is not a principal strategy of the Fund.

Response:  The Registrant confirms that “Indexed Securities Risk” should not be disclosed as a principal risk for the Fund.

7.                                      Comment:  Note that the Fund is described as “non-diversified” under the 1940 Act and includes a “Non-Diversification Risk” as a principal investment risk. Please use a term other than “diversified” under the “Summary of Principal Investment Strategies” section, as use of that term for a non-diversified fund is potentially confusing.

Response:  The phrase “broadly diversified” under the “Summary of Principal Investment Strategies” section has been changed to “spread”.

8.                                      Comment:  Please disclose the name of the prior fund and explain why you believe inclusion of the information in the “Prior Performance of Similarly Advised Accounts” section is permissible under SEC guidance. In your response, please provide a legal analysis supporting your position citing to any precedent or staff position relevant to your position.

Response:  The Registrant has disclosed the name of the prior fund, Boston Partners Emerging Markets Long/Short Equity, in the “Prior Performance of Similarly Advised Accounts” section.

In Nicholas-Applegate Mutual Funds, SEC No Action Letter (pub. avail. Aug. 6, 1996) (the “Nicholas-Applegate Letter”), the staff confirmed that Section 206 of the Investment Advisers Act of 1940 would not prohibit a fund from including in its prospectus performance information regarding private accounts managed by the fund’s adviser that had substantially similar investment objectives, policies, and strategies, provided that the information was not presented in a misleading manner and did not obscure or impede understanding of information that is required to be included in the fund’s prospectus (including the fund’s own performance information). In Bramwell Growth Fund, SEC No Action Letter (pub. avail. Aug. 7, 1996), the staff took the same position with respect to the inclusion in a fund’s prospectus of standardized total return information of another registered investment company previously managed by the fund’s portfolio manager that had substantially similar investment objectives and policies.

In Nicholas-Applegate Letter, the staff agreed not to recommend enforcement action to the SEC under Section 34(b) of the 1940 Act where the fund represented that (1) the private account performance would be given no greater prominence than the fund’s performance; (2) the performance information would be accompanied by disclosure to the effect that the private account performance does not represent the historical performance of the fund and should not be interpreted as indicative of the future performance of the fund; (3) the private account performance composite would be compared to an appropriate securities index; and (4) the prospectus specifically would disclose that private accounts are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected the performance result of the private account composite. The disclosure of the similarly managed accounts in the Fund’s registration statement is consistent with each of the representations made in the Nicholas-Applegate Letter.

We trust that the foregoing is responsive to your comments.  Questions and comments concerning this filing may be directed to the undersigned by telephone at (215) 988-3307 or by e-mail to jillian.bosmann@dbr.com.

Very truly yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

cc:                                William Butterly, Esq.

Michael Malloy, Esq.

Mary Jo Reilly, Esq.